SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On Thursday, February 13, 2014, Enzymotec Ltd. issued press releases entitled “Enzymotec Ltd. Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results” and “Enzymotec Ltd. Files Registration Statement for Proposed Secondary Offering.”  Copies of these documents are furnished as Exhibits 99.1 and 99.2 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.
Date: February 13, 2014	By:	/s/ Oren Bryan
	Name:	Oren Bryan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated February 13, 2014 entitled “Enzymotec Ltd. Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results”
99.2	Press release dated February 13, 2014 entitled “Enzymotec Ltd. Files Registration Statement for Proposed Secondary Offering”